FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2017

Commission File Number: 001-13240

Enel Generación Chile S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [ ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [ ] No [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission

pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ENEL GENERACIÓN CHILE

ANNOUNCES CONSOLIDATED RESULTS

FOR THE PERIOD ENDED SEPTEMBER 30, 2017

(Amounts expressed in millions of Chilean Pesos)

§

Net electricity generation amounted to 12,721 GWh, 5% less than September 2016, due to lower hydroelectric generation (- 936 GWh) as a consequence of the drought that has affected the southern region of the country. These dry conditions were partially offset by greater thermal electricity dispatch (+ 301 GWh)  primarily related to the greater availability of Bocamina and San Isidro power plants.

§	Operating revenue declined 8% to Ch$ 1,169,785 million, partially due to lower physical sales (-601 GWh) primarily to regulated customers.
§	Procurement and services costs remained stable reaching a total Ch$ 706,972 million as of September 2017.
§

Other fixed operating expenses reached Ch$ 54,250 million, reflecting a 40% reduction when compared to September 2016 primarily due to the additional  expenses related to the write-off of unused water rights booked last year.

§	As a result of the factors previously mentioned, the Company’s EBITDA reached a total Ch$371,886 million, representing a 15% reduction.
§

Net financial expenses went from Ch$ 22,741 million as of September 2016 to Ch$26,632 million as of September 2017, primarily due to lower income from exchange differences, which were partly offset by lower financial expenses.

§

Income from other investments decreased 13% due to the sale of the entire Electrogas S. A. shareholding in February 2017 for Ch$ 115,583 million compared to the sale of the entire GNL Quintero S.A. shareholding in September 2016 for Ch$ 132,821 million. Both sales were part of the Company’s process of divesting non-strategic assets.

§

Net earnings attributable to the shareholders of Enel Generación Chile reached Ch$269,900 million as of September 2017, representing a 32% reduction when compared to September 2016 mainly due to lower operating income.

• 1 •

FINANCIAL SUMMARY

▪  Indebtedness of the company decreased by US$ 170 million when compared to September 2016, amounting to US$ 1,273 million as of September 2017.

▪  The average interest rate increased from 5.8% in September 2016 to 6.3% in September 2017.

▪  Liquidity, a critical factor of our financial management, remains solid:

•          Available cash and cash equivalents: US$ 176 million.

•          Undrawn committed credit lines: US$ 319 million.

Enel Generación Chile owns and operates 111 generation units, with a combined installed capacity of 6,351 MW as of September 30, 2017. Out of these generation units, 38 are hydroelectric units with an installed capacity of 3,464 MW, 22 are thermal units that operate with gas, coal or oil, with an installed capacity of 2,809 MW, and 51 are wind-farm units with an installed capacity of 78 MW.

All our generation units are connected to the Central Interconnected System ("SIC" in its Spanish acronym), except for two thermal generation units of Central Tarapacá and six thermal generation units of GasAtacama Chile, which are connected to the Northern Interconnected System ("SING " in its Spanish acronym).

Market	Energy Sales		Market Share
	(GWh)%
	9M 2017	9M 2016	9M 2017	9M 2016
SIC & SING Chile	17,361	17,962	34.0%	35.4%

	17,361	17,962

Market	Energy Sales		Market Share
	(GWh)%
	1H 2017	1H 2016	1H 2017	1H 2016
SIC & SING Chile	11,428	12,139	33.9%	35.6%

	11,428	12,139

• 2 •

I.- Consolidated FINANCIAL Statement Analysis

RELEVANT INFORMATION:

On December 18, 2015, the Extraordinary Shareholders Meeting of Empresa Nacional de Electricidad S.A. (currently Enel Generación Chile S.A.) approved the spin-off of the Company, subject to complying with certain conditions precedent. A new publicly held company would arise from the spin-off of Empresa Nacional de Electricidad S.A. to be named Endesa Américas S.A. and would be assigned the equity interests, assets and liabilities owned by Empresa Nacional de Electricidad S.A. outside Chile.

On March 1, 2016, having met the conditions precedent, the spin-off of Empresa Nacional de Electricidad S.A. was materialized and on that same day Endesa Américas S.A. was incorporated. On December 1, 2016, Endesa Américas merged with and into Enel Américas.

Based on the abovementioned, and the International Financial Reporting Standards, the revenues and expenses of the generation business outside Chile for the two month period ended February 29, 2016, are presented as “Profit (losses) from discontinued operations” of the comprehensive consolidated income statement.

For further information, see note 5.2 of Enel Generación Chile S.A. consolidated financial statements as of September 30, 2017.

• 3 •

1. - Statement of Comprehensive Income Analysis

Net income attributable to the controlling shareholders of Enel Generación Chile as of September 2017 amounted to Ch$ 269,900 million, compared to Ch$ 396,302 million net income booked for the same period of 2016.

The following table shows comparative figures for each item of the income statement for continuing operations as of September 30, 2017 and 2016:

COMPREHENSIVE INCOME STATEMENT (Million Ch$)	9M 2017	9M 2016	Chg	Chg %

REVENUES	1,169,785	1,276,246	(106,461)	(8%)
Sales	1,158,691	1,267,498	(108,807)	(9%)
Other operating revenues	11,094	8,748	2,346	27%
PROCUREMENT AND SERVICES	(706,972)	(708,503)	1,531	(0%)
Energy purchases	(253,387)	(269,961)	16,574	(6%)
Fuel consumption	(259,857)	(224,736)	(35,121)	16%
Transportation expenses	(111,740)	(149,297)	37,557	(25%)
Other variable procurement and services costs	(81,988)	(64,509)	(17,479)	27%
CONTRIBUTION MARGIN	462,813	567,743	(104,930)	(18%)
Other work performed by entity and capitalized	4,329	7,022	(2,693)	(38%)
Employee benefits expense	(41,006)	(44,141)	3,135	(7%)
Other fixed operating expenses	(54,250)	(91,096)	36,846	(40%)
GROSS OPERATING INCOME (EBITDA)	371,886	439,528	(67,642)	(15%)
Depreciation, Amortization	(87,721)	(99,520)	11,799	(12%)
Reversal of impairment profit	55	-	55	100%
OPERATING INCOME	284,220	340,008	(55,788)	(16%)
NET FINANCIAL EXPENSE	(26,632)	(22,741)	(3,891)	17%
Financial income	4,153	1,294	2,859	221%
Financial costs	(37,104)	(42,154)	5,050	(12%)
Gain (Loss) for indexed assets and liabilities	(18)	472	(490)	(104%)
Foreign currency exchange differences, net	6,337	17,647	(11,310)	(64%)
OTHER NON-OPERATING RESULTS	108,245	128,297	(20,052)	(16%)
Share of profit (loss) of associates accounted for using the equity method	(1,461)	6,858	(8,319)	(121%)
Net Income From Other Investments	105,462	121,405	(15,943)	(13%)
Net Income From Sale of Assets	4,244	34	4,210	n/a
NET INCOME BEFORE TAXES	365,833	445,564	(79,731)	(18%)
Income Tax	(91,112)	(82,549)	(8,563)	10%
NET INCOME FROM CONTINUING OPERATIONS	274,721	363,015	(88,294)	(24%)
Net income (Loss) from discontinued operations after taxes	-	79,572	(79,572)	(100%)
NET INCOME	274,721	442,587	(167,866)	(38%)

NET INCOME	274,721	442,587	(167,866)	(38%)
Shareholders of the parent company	269,900	396,302	(126,402)	(32%)
Non-controlling interest	4,821	46,285	(41,464)	(90%)
Earning per share (Ch$ /share)	32.91	48.32	(15.41)	(32%)

Earnings per share from continuing operations (Ch$ /share)	32.91	43.47
Earnings per share from discontinued operations (Ch$ /share)	-	4.85
Earnings per share (Ch$ /share)	32.91	48.32
Weighted average number of shares of common stock	8,201,754,580	8,201,754,580

• 4 •

Operating Income

Operating income as of September 30, 2017 was Ch$ 284,220 million, lower than the Ch$ 340,008 million booked the previous period. EBITDA decreased Ch$ 67,642 million reaching Ch$ 371,886 million as of September 2017.

These lower results were the consequence of a Ch$ 106,461 million decrease in operating revenue, an 8% reduction when compared to the previous period, mainly due to the following:

-          Lower energy sales amounting to Ch$ 88,552 million due to lower physical sales (-601 GWh), primarily to regulated customers (-1,082 GWh) and in the spot market (-454 GWh), offset by greater physical sales to unregulated customers (+935 GWh), along with a lower average sales price.

-          Lower other sales for Ch$ 7,724 million mainly due to a Ch$ 6,337 million reduction in gas sales revenue.

-          Lower other services for Ch$ 12,531 million mainly due to a Ch$ 13,672 million reduction in tolls revenue.

The abovementioned was partially offset by:

-       An increase in other operating revenue amounting to Ch$ 2,346 million, mainly explained by the reversal of a Ch$ 2,245 million provision for fines booked in 2016 related to the relinquishment of the concessions granted to develop the Tames and Totoralillo projects.

Procurement and services costs decreased Ch$ 1,531 million as a consequence of the following:

-       Energy purchases decreased Ch$ 16,574 million primarily due to lower physical purchases in the spot market (-841 GWh).

-       Transportation costs decreased Ch$ 37,557 million.

-         Other fixed operating expenses decreased Ch$ 36,846 million primarily due to the asset write-off of hydroelectric projects Bardon, Chillan 1, Chillan 2, Futaleufú, Hechún and Puelo booked in 2016. This write-off amounted to Ch$ 35,384 million and was a consequence of the Company’s decision to return the water rights related to such projects. The arguments behind this decision were, among others, the high annual cost of maintaining water rights without using them, the fact that carrying out these projects lacked technical and economic feasibility and that the support by local communities was insufficient.

-         Furthermore, depreciation and amortization decreased Ch$ 11,799 million during the period as a consequence of the modification of the remaining useful life of fixed assets applied in 2017 by the Company to certain property, plants, and equipment whose impact amounted to Ch$ 8,268 during the first nine month period ended September 30, 2017.

• 5 •

The abovementioned was partly offset by:

-       A Ch$ 35,121 million increase in fuel consumption costs primarily explained by greater thermal generation in the period mostly relating to the drought that has affected the south of the country.

-       A Ch$ 17,479 million increase in other procurement and services costs, mainly due to Ch$ 2,042 million in higher derivative costs to hedge commodities, Ch$ 6,679 million in higher costs related to the agreement signed with AES Gener that allows Enel Generación Chile to use its LNG available in Nueva Renca combined cycle power plant, and Ch$ 16,452 million in thermal emissions taxes. These higher costs were offset by Ch$ 3,207 million lower water consumption costs of San Isidro I and II power plants.

Revenues, costs and operating margin from continuing operations for the periods ended September 30, 2017 and 2016 are shown below:

OPERATING INCOME	9M 2017			9M 2016
(Million Ch$)	Operating Revenues	Operating Costs	Operating Income	Operating Revenues	Operating Costs	Operating Income
Enel Generación Chile	1,183,217	(1,016,574)	166,643	1,199,923	(1,011,343)	188,580
Empresa Eléctrica Pehuenche S.A.	110,519	(41,644)	68,875	119,694	(29,232)	90,462
GasAtacama Chile and subsidiaries	243,870	(197,911)	45,959	107,473	(78,769)	28,704
Compañía Electrica Tarapacá and subsidiaries (1)	-	-	-	191,994	(162,627)	29,367
Consolidation adjustments	(367,821)	370,564	2,743	(342,838)	345,733	2,895

Total Consolidated	1,169,785	(885,565)	284,220	1,276,246	(936,238)	340,008

(1)     On November 1st, 2016, Compañia Eléctrica Tarapacá S.A. merged into Gas Atacama Chile S.A., which remained as the surviving  company.

Energy sales of continuing operations of Enel Generación Chile and subsidiaries for the periods ended September 30, 2017 and 2016 are shown below:

ENERGY SALES (Million Ch$)	CHILE
	9M 2017	9M 2016

Sales to regulated customers	810,296	904,027
Sales to unregulated customers	216,516	170,366
Sales at spot market	43,771	84,743

Total energy sales	1,070,584	1,159,136

• 6 •

Non-Operating Income

Non-operating income as of September 30, 2017 and 2016 are summarized below:

NON-OPERATING INCOME (Million Ch$)	9M 2017	9M 2016	Chg	Chg %

NET FINANCIAL RESULT	(26,632)	(22,741)	(3,891)	17%
Financial income	4,153	1,294	2,859	221%
Financial costs	(37,104)	(42,154)	5,050	(12%)
Gain (Loss) for indexed assets and liabilities	(18)	472	(490)	(104%)
Foreign currency exchange differences, net	6,337	17,647	(11,310)	(64%)
OTHER NON-OPERATING RESULTS	108,245	128,297	(20,052)	(16%)
Share of profit (loss) of associates accounted for using the equity method	(1,461)	6,858	(8,319)	(121%)
Net Income From Other Investments	105,462	121,405	(15,943)	(13%)
Net Income From Sale of Assets	4,244	34	4,210	n/a
NET INCOME BEFORE TAXES	365,833	445,564	(79,731)	(18%)
Income Tax	(91,112)	(82,549)	(8,563)	10%
NET INCOME	274,721	363,015	(88,294)	(24%)
Net income (Loss) from discontinued operations after taxes	-	79,572	(79,572)	(100%)
NET INCOME	274,721	442,587	(167,866)	(38%)

NET INCOME	274,721	442,587	(167,866)	(38%)
Shareholders of the parent company	269,900	396,302	(126,402)	(32%)
Non-controlling interest	4,821	46,285	(41,464)	(90%)

Net Financial Result

The financial result as of September 30, 2017 reached a Ch$ 26,632 million loss representing a Ch$ 3,891 million negative variation when compared to the same period of 2016, which is mainly due to the following:

Greater financial income amounting to Ch$ 2,859 million, mainly due to the Ch$ 1,836 million resulting from a renegotiation with YPF and the higher return on fixed income investments amounting to Ch$ 1,023 million.

Lower financial expenses amounting to Ch$ 5,050 million, mainly explained by the Ch$ 1,501 million lower interest expense on structured loans with Enel Américas S.A. that expired in September 2016, lower interest expenses on bank loans and bonds amounting to Ch$ 3,328 million mainly related to the lower level of average debt in 2017, and a Ch$ 221 million reduction in bank fees.

Losses related to indexation amounting to Ch$ 490 million primarily due to its reduced positive impact on recoverable taxes for Ch$ 1,280 million, lower income on hedging derivative contracts for Ch$ 2,864 million, partially compensated by greater adjustments of UF-denominated debt amounting to Ch$ 3,654 million.

Lower income from exchange differences amounting to Ch$ 11,310 million, mainly explained by positive exchange differences for Ch$ 10,112 million related to structured loan with Enel Américas in 2016, lower positive exchange differences on forwards for Ch$ 2,787 million, partly offset by greater positive exchange differences on cash and cash equivalents for Ch$ 1,589 million.

• 7 •

Income of Companies Accounted for Using the Equity Method

Income declined Ch$ 8,319 million, mainly due to lower income accounted for from two companies that were both divested, Electrogas S.A. and GNL Quinteros S.A. for Ch$ 4,132 million and Ch$ 2,750 million respectively. In addition, income booked from GNL Chile S.A. declined by Ch$ 184 million, and the loss from Hidroaysén increased by Ch$ 1,159 million.

Results from other investments

The Ch$ 15,943 million negative variation when compared to the same period of 2016 is primarily due to the Ch$ 121,325 million income from the sale of GNL Quintero S.A. that took place in September 2016, offset by the Ch$ 105,312 million income resulting from the sale of Electrogas S.A. that took place in February 2017.

Income from the sale of assets

The Ch$ 4,210 million increase is primarily due to the sale of land of GasAtacama Chile which amounted to Ch$ 4,177 million.

Corporate Taxes

Corporate income tax increased Ch$ 8,563 million mainly explained by Ch$ 9,147 million higher tax expenses relating to a lower gain from price level restatement and Ch$ 7,050 million higher expenditure due to the change in the income tax rate from 24% to 25.5%, offset by a lower tax expense of Ch$ 7,630 million due to a lower Company’s result.

Discontinued Operations

The Ch$ 79,572 million lower income during the period is explained by the division of Empresa Nacional de Electricidad S.A. (currently Enel Generación Chile S.A.) that took place on March 1, 2016. From that date on, the equity interests the Company held in foreign businesses were transferred to the new company Endesa Américas S.A., which merged into Enel Américas on December 1, 2016.

Consequently, the comprehensive consolidated income statement of Enel Generación Chile as of September 30, 2016, includes two months of the foreign operations.

2. -Consolidated Financial Position Analysis

• 8 •

ASSETS (Million Ch$)	Sep-17	Dec-16	Chg	Chg %

Current Assets	497,825	543,372	(45,547)	(8%)
Non-Current Assets	2,890,338	2,856,310	34,028	1.2%

TOTAL ASSETS	3,388,163	3,399,682	(11,519)	(0%)

Total assets of the Company as of September 2017 decreased Ch$ 11,519 million when compared to December 2016, mainly due to:

➢  Current Assets decreased Ch$ 45,547 million, a 8% reduction, mainly due to the following:

❖  A Ch$ 24,012 million decrease in trade accountes receivables and other accounts receivables.

❖  An Ch$ 18,367 million decrease in accounts receivable from related parties due to an Ch$ 11,217 million lower balance of receivables from Enel Trade SpA related to commodity derivative transactions and a Ch$ 9,641 million reduction in receivables related to advance payments to GNL Chile S.A., partially offset by a Ch$ 4,524 million increase in accounts receivables of electricity sales to Enel Distribución Chile.

❖  A reduction in non-current assets or disposable assets classified as assets for sale related to the sale of Electrogas S.A. amounting to Ch$ 12,993 million.

❖  The effects previously mentioned were partially offset by a Ch$ 13,190 million increase in current tax assets mainly related to monthly interim corporate income tax payments.

➢  Non-Current Assets increased Ch$ 34,028 million, mainly explained by:

❖   A Ch$ 35,165 million increase in property, plants, and equipment mainly related to new investments for Ch$ 120,591 million partially compensated by the period depreciation that amounts to Ch$ 85,593 million.

❖  A Ch$ 4,755 million increase in other non-current financial assets primarily greater assets related to hedging derivatives.

❖  The aforementioned was partially compensated by a Ch$ 5,916 million reduction in trade accounts receivables and other non-current accounts receivables, mainly a Ch$ 5,724 million lower level of YPF’s accounts receivables.

• 9 •

LIABILITIES AND SHAREHOLDERS' EQUITY (Million Ch$)	Sep-17	Dec-16	Chg	Chg %

Current Liabilities	383,494	555,777	(172,283)	(31%)
Non-Current Liabilities	1,070,305	1,114,145	(43,840)	(4%)
Net Equity	1,934,364	1,729,760	204,604	12%
Equity attributable to shareholders of parent company	1,906,242	1,700,962	205,280	12%
Non-controlling	28,122	28,798	(676)	(2%)

TOTAL LIABILITIES AND EQUITY	3,388,163	3,399,682	(11,519)	(0%)

Total liabilities and net equity of the Company decreased Ch$ 11,519 million as of September 2017 when compared to December 2016, mainly explained by the following:

➢  Current Liabilities decreased Ch$ 172,283 million, a 31% reduction, mainly due to the following:

❖  An Ch$ 89,166 million reduction in trade accounts payable and other accounts payable primarily due to a Ch$ 26,162 million decrease in accounts payable to suppliers of goods and services and fixed assets and a Ch$ 56,856 million reduction in dividends payable to third parties.

❖   A Ch$ 66,095 million reduction in accounts payable to related parties, mainly due to lower accounts payable to Enel Chile S.A. for Ch$ 85,032 million related to dividends, partially offset by greater accounts payable to GNL Chile S.A. for gas purchases amounting to Ch$ 18,760 million.

❖  A Ch$ 15,035 million decrease in current tax liabilities, mainly income tax.

➢  Non-Current Liabilities decreased Ch$ 43,840 million equivalent to a 4% reduction, mainly explained by the following:

❖  A Ch$ 41,806 million decrease in other non-current financial liabilities, mainly due to a Ch$ 20,697 million reduction in the balance of bond debt as a consequence of the appreciation of the Chilean peso when compared to the US dollar amounting to Ch$ 22,617 million and equity payments amounting to Ch$ 2,758 million partly offset by a greater price adjustment of the Unidad de Fomento, the Chilean peso-denominated inflation-indexed monetary unit, amounting to Ch$ 3,860 million. Also, a reduction in derivative liabilities and hedging derivative liabilities amounting to Ch$ 18,970 million and financial leasing amounting to Ch$ 2,139 million.

➢  Net Equity increased Ch$ 204,604 million when compared to December 2016.

• 10 •

❖  The portion attributable to the owners of the controlling shareholders increased by Ch$ 205,280 million, explained primarily by the net income for the period that amounted to Ch$ 269,900 million and other comprehensive results for Ch$ 32,613 million partly offset by dividend payments for Ch$ 94,512 million.

❖  The equity of non-controlling shareholders decreased by Ch$ 676 million, primarily explained by the profit of the period that amounted to Ch$ 4,821 million compensated by other comprehensive results for Ch$ 46 million and by dividend payments for Ch$ 5,451 million.

The performance of the main financial ratios is the following:

RATIO		Unit	Sep-17	Dec-16	Sep-16	Chg	Chg %

Liquidity	Liquidity	Times	1.30	0.98	-	0.32	33%
	Acid-test (1)	Times	1.22	0.92	-	0.30	33%
	Working capital	Million Ch$	114,331	(12,405)	-	126,736	n/a
Leverage	Leverage	Times	0.75	0.97	-	(0.22)	(23%)
	Short-term debt	%	26.4%	33.3%	-	(6.9%)	(21%)
	Long-term debt	%	73.6%	66.7%	-	6.9%	10%
	Financial expenses coverage (2)	Times	12.08	-	18.29	(6.21)	(34%)
Profitability	Op. income / Op. Revenues	%	24.3%	-	26.6%	(2.3%)	(9%)
	ROE (3)%		18.9%	-	22.1%	(3.2%)	(14%)
	ROA (3)%		10.3%	-	10.9%	(0.6%)	(5%)

(1) (Current assets - inventories - prepayments)/ current liabilities
(2) EBITDA / (Financial expenses + Income (Loss) for indexed assets and liabilities + Foreign currency exchange differences, net)
(3) Annualized ratios as of September 2016, consider discontinued operations.

3.- Consolidated Statements of Cash Flows Analysis

The company generated a Ch$ 4,430 million negative cash flow during the 2017 period, broken down as follows:

CASH FLOW (Million Ch$)	9M 2017	9M 2016	Chg	Chg %

Net cash flows from (used in) operating activities	307,882	384,914	(77,032)	(20%)
Net cash flows from (used in) investing activities	(32,626)	(12,004)	(20,622)	172%
Net cash flows from (used in) financing activities	(279,686)	(398,767)	119,081	(30%)

Net increase (decrease) in cash and cash equivalents, before the effect of changes in the exchange rate	(4,430)	(25,857)	21,427	(83%)

• 11 •

Operating activities generated a positive cash flow of Ch$ 307,882 million, which represents a 20% decrease when compared to September 2016. This cash flow is mainly comprised by Ch$ 1,542,558 million in payments received for sales of goods and services, offset by payments to suppliers of good and services for Ch$ 980,893 million, tax payments for Ch$ 133,031 million, and employee-related payments amounting to Ch$ 43,943 million.

As a consequence of the materialization of the Company’s division, the obligation to pay taxes in Peru for a total of $ 577 million New Peruvian Soles (approximately Ch$ 116,053 million) were accrued. This tax, which was paid in March 2016, was raised because the Income Tax Law in Peru taxes the transfer of equity interests held by Enel Generación Chile S.A. in Peru to Endesa Américas S.A. The calculation of the tax to be paid is based on the difference between the sales value and the purchase value of such shareholdings. This payment is booked as “other cash outflows from operating activities.”

Investment activities generated a positive cash flow of Ch$ 32,626 million, mainly explained by the acquisition of property, plant, and equipment for Ch$ 147,905 million partially offset by the sale of our associate company Electrogas S.A. for Ch$ 115,583 million.

Financing activities generated a negative cash flow of Ch$ 279,686 million. This cash flow is primarily explained by loan and leasing payments for Ch$ 36,401 million, dividend payments for Ch$ 241,852 million and interest payments for Ch$ 30,725 million offset by cash payments received from related company loans amounting to Ch$ 31,680 million.

Capex and Depreciation

COMPANY (Million Ch$)	Payments for Additions of Fixed Assets (including discontinued operations)		Depreciation (including discontinued operations)
	9M 2017	9M 2016	9M 2017	9M 2016

Enel Generación Chile	122,828	38,443	54,043	61,929
Pehuenche	1,229	473	5,450	6,499
GasAtacama Chile	23,848	165	26,100	8,265
Compañía Eléctrica Tarapacá and subsidiaries (1)	-	14,527	-	21,193
EASA (Group)	-	6,592	-	-
Emgesa	-	12,329	-	-
Generandes Peru (Group)	-	3,673	-	-

Total Consolidated	147,905	76,202	85,593	97,886

(1)     On November 1st, 2016, Compañia Eléctrica Tarapacá S.A. merged into Gas Atacama Chile S.A., which remained as the surviving  company.

• 12 •

II. MAIN RISKS ASSOCIATED TO THE ACTIVITIES OF ENEL GENERACION CHILE

The Group companies are exposed to certain risks that are managed by applying identification, measurement, limitation of concentration and supervision systems.

Among the basic principles defined by the Group in terms of establishing their risk management policy, the following are regarded with particular importance:

‒     Compliance with the rules of good corporate governance.

‒     Strict compliance with all of the Group’s internal rules.

‒     Each business and corporate department defines:

▪  The markets in which it may operate according to its know-how and sufficient capabilities in order to assure an effective management of risk.

▪  Counterpart criteria.

▪  Authorized Operators.

‒     The businesses and corporate departments establish their predisposition to risk, within each market in which they operate, in a manner consistent with the defined strategy.

‒     All business operations and corporate departments operate within the approved limits of each case.

‒     The businesses, corporate departments, business lines and companies establish the risk management controls necessary to assure that market transactions are performed according to Enel Generación Chile S.A. policies, rules and procedures.

Interest Rate Risk

Interest rate variations modify the fair value of those assets and liabilities that accrue a fixed interest rate, as well as the future cash flows of assets and liabilities pegged to a variable interest rate.

The purpose of interest-rate risk management is to reach a balanced debt structure in order to minimize the cost of debt while maintaining reduced income statement volatility.

Depending on the Group’s forecasts and debt structure objectives, hedging transactions take place through purchasing derivatives that mitigate these risks.

The financial debt structure of the Enel Generación Chile Group, in terms of fixed, hedged and variable interest rate, using derivatives, is the following:

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Gross position:

INTEREST RATE (%)	September 30, 2017	December 31, 2016

Fixed Interest Rate	92%	92%

Exchange Rate Risk

Exchange rate risks are mainly related to the following transactions:

‒     Group subsidiaries and affiliate companies debt commitments denominated in currencies different from their cash flow currency.

‒     Payments in currencies that are different from that of the companies’ cash flows indexation, for example, payments to suppliers related to projects and insurance policies payments, among others.

‒     Revenues of Group companies that are directly linked to evolution of currencies different from their cash flow currency.

In order to mitigate exchange rate risk, the Group focuses on maintaining a balance between cash flows indexed to the U.S. dollar and the amount of asset and liability denominated in such currency. The objective is to minimize the exposure of cash flows to the risk related to exchange-rate fluctuations.

Currency swaps and exchange rate forwards are the instruments currently used in order to comply with this policy.

Commodities Risk

Enel Generación Chile Group is exposed to risk related to price fluctuation of certain commodities, primarily due to:

‒     Fuel purchases for electricity generation.

‒     Energy trading transactions in the local market.

In order to reduce risks under extreme drought conditions, the Company has defined a trading policy that establishes sales commitment levels based on the firm energy capacity of its power plants during a year considered to be dry, and includes risk mitigation clauses in some contracts with unregulated customers, and in the case of regulated customers framed under long-term bidding processes, it determines indexing polynomials that reduce exposure to commodities.

• 14 •

Considering the operating conditions faced by the electricity generation market in Chile, drought and volatility of commodity prices in international markets, the Company is constantly evaluating the convenience of contracting hedges to mitigate the impact of price changes on profits. As of September 30, 2017, the Company held swaps for 1.2 million barrels of Brent oil to be settled between October and December 2017 and 1.7 million barrels of Brent oil to be settled between January and August 2018. The Company also held 6.0 million MMBTU of Henry Hub gas to be settled between November and December 2017 and 11.6 million MMBTU to be settled between January and May 2018; 659 kTon of Coal API2 to be settled between October and December 2017 and 82 kTon to be settled between January and February 2018. As of December 31, 2016, the Company held swaps for 3 million barrels of Brent oil to be settled between January and November 2017 and 3.3 million MMBTU of Henry Hub gas to be settled between January and September 2017.

According to the operating conditions that are constantly being updated, these hedging measures may be modified, or include other commodities.

Liquidity Risk

The Group’s liquidity policy consists of contracting committed long-term credit facilities and short-term financial investments, for the amounts required to support estimated future needs for a certain period based on the conditions and the expectations of debt and capital markets.

The aforementioned forecast includes net financial debt maturities, i.e. after financial derivatives. For further detail with regard to the characteristics and conditions of financial debt and financial derivatives, see Notes 17, 19 and appendix 4, respectively.

As of September 30, 2017, the Enel Generación Chile Group’s liquidity was Ch$ 112,057 million in cash and cash equivalents and Ch$ 203,505 million in long-term committed credit facilities. As of December 31, 2016, the liquidity position of the Enel Generación Chile Group was Ch$ 114,486 million in cash and cash equivalents and Ch$ 342,827 million in long-term committed credit facilities.

Credit Risk

The Enel Generación Chile Group carries out a detailed follow-up of credit risk.

•           Trade account receivables

Concerning the credit risk associated with accounts receivables stemming from commercial activities, historically the risk has been limited due to short-term payment deadlines, preventing clients from accumulating significant individual amounts.

It is possible to discontinue the power supply in the event of non-payment, and almost all contracts state that payment default is a cause for contract termination. Therefore, credit risk is monitored constantly as well as the maximum amounts exposed to payment risk, which as stated previously, are limited.

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•           Financial assets:

Investments of cash surpluses are made with both national and foreign first-class financial entities with limits set for each entity.

Investment banks selection considers those with Investment Grade rating, considering the three major international rating agencies (Moody's, S&P and Fitch).

Investments may be guaranteed by treasury bonds of Chile and/or paper issued by first class banks, giving priority to those offering the best returns (always within the current investment policies).

Risk Measurement

The Enel Generación Chile Group performs a Value at Risk measurement of its debt and financial derivatives, in order to monitor the risk assumed by the Company, thereby limiting income statement volatility.

The portfolio included in the calculation of the Value at Risk consists of:

‒     Financial debt.

‒     Hedging derivatives for debt.

The Value at Risk calculated represents the potential change in value in the portfolio described above within a quarter period with 95% confidence. To this effect, a study is made of the volatility of the risk variables that affect the value of the portfolio, against the Chilean peso, including:

‒     U.S. dollar Libor interest rate.

‒     The exchange rate of the different currencies used in the calculation.

The Value at Risk is based on extrapolation of future scenarios (to one quarter) of the market values of the risk variables according to scenarios based on actual observations for the same period (quarter) for five years.

The Value at Risk to a quarter with 95% confidence is calculated as the 5% percentile over the most adverse possible quarterly changes.

Given the aforementioned assumptions, the Value at Risk to a quarter of the positions discussed above corresponds to Ch$ 69,412 million.

This value represents the potential increase in the debt and derivatives portfolio, therefore these Values at Risk are intrinsically linked, among other factors, to the value of the portfolio at the end of each quarter.

• 16 •

Other Risks

As is common practice in bank credit facilities and capital market operations, a portion of Enel Generación Chile's financial debt is subject to cross-default provisions. If certain non-payments are not corrected, a cross default could result and certain liabilities of Enel Generación Chile could eventually become enforceable.

Non-payment – after any applicable grace period – of Enel Generación Chile’s debts, with an outstanding individual balance exceeding the equivalent of US$ 50 million, and whose amount past due also exceeds the equivalent of US$ 50 million, could lead to the acceleration of the international credit line, which is not disbursed. Furthermore, this credit line contains provisions under which certain events other than non-payment, at the Enel Generación Chile’s level, such as bankruptcy, insolvency proceedings, and adverse judicial sentence rulings for an amount greater than US$ 100 million, and expropriation of assets, among others, could lead to the acceleration of this debt.

Additionally, non-payment – after any applicable grace period – for any debt of Enel Generación Chile or any of its Chilean subsidiaries, with a principal amount that exceeds US$ 30 million, or its equivalent in other currencies, could lead to the acceleration payment of its Yankee Bonds. In the specific case of the Yankee bond issued in April 2014, maturing in 2024, the threshold is US$ 50 million, or its equivalent in other currencies.

Lastly, in the case of Enel Generación Chile’s local bonds and local credit line, acceleration is only triggered by the issuer’s or debtor default, and not referring to its subsidiaries. In the case of local bonds, the cross-default may be triggered in cases where the amount in arrears exceeds US$ 50 million in a single debt, or its equivalent in other currencies. In the case of the local line, the cross-default is triggered if the amount in default on a debt exceeds US$ 50 million or its equivalent in other currencies and also additional conditions such as the end of grace periods are met. This line has not been disbursed.

There are no credit-agreement clauses stating that changes in the corporate or debt rating of Enel Generación Chile, performed by credit-rating agencies, would result in the need to make prepayments of debt.

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III. BOOK VALUE AND ECONOMIC VALUE OF ASSETS

With regard to most relevant assets, it is worth noting the following:

Property, plant, and equipment are valued at their acquisition cost, net of the corresponding accumulated depreciation, and impairment losses. The property, plant, and equipment, net of their residual value, depreciate by distributing the cost of their different components linearly over the years of the estimated useful life of the asset, which is the period in which the companies expect to use them. The estimated useful life of the asset is revised periodically.

The appreciation (goodwill) generated in the consolidation represents the premium paid in the cost of acquisition over the Group's participation in the fair value of assets and liabilities, including the identifiable contingent liabilities and non-controlling interest of a subsidiary on the date of acquisition. The appreciation is not amortized, but at the end of each accounting period, an estimation of any impairment that might reduce its recoverable value to an amount below the recorded net cost is calculated, in which case an adjustment is made for the impairment (see Note 3.b of the Financial Statements).

Throughout the year, and most importantly at its closing, an evaluation is carried out to determine whether any asset might have suffered an impairment loss. In the event that there is an indication of such loss, an estimate of the recoverable value of such asset is made to determine the amount of the impairment. In the case of identifiable assets that do not generate cash flows independently, an estimate is made of the recoverable amount of the cash-generating unit to which the asset belongs, which is considered to be the smallest group of assets that generate cash inflows independently.

Assets denominated in a foreign currency are translated using the period’s closing exchange rate.

Accounts and notes receivable from related companies are classified according to their maturity in short-term and long-term. Transactions are adjusted to conditions prevailing in the market.

In summary, asset values are determined according to the International Financial Reporting Standards whose criteria are presented in Notes 2 and 3 of the Financial Statements.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Generación Chile S.A.

	By:	/s/ Raúl Arteaga E .
		Name:	Raúl Arteaga E.
		Title:	Chief Financial Officer

Date: November 3, 2017